Toyota Motor Corporation

TMC Announces Executive and Senior Professional/Senior Management Employee Changes effective April 1 and Board of Directors Structure following the 122nd Ordinary General Shareholders’ Meeting

Toyota City, Japan, March 5, 2026—Toyota Motor Corporation announced today changes to its executive and senior professional/senior management employees effective April 1 and the structure of its Board of Directors following the 122nd Ordinary General Shareholders’ Meeting (hereinafter referred to as the “General Shareholders’ Meeting”).

1. Changes in Areas of Responsibility for Executives and Senior Professional/Senior Management Employees, effective April 1

Executives

Name	Current	New

Takefumi Shiga	Production Group (Deputy Chief Officer)	Operating Officer Chief Production Officer

Executives structure effective April 1 (Excluding Directors and Fellows)

    “◆” denotes change to responsibility (does not include organizational name changes); “*” denotes newly appointed.

	Name	Current	New

◆	Koji Sato	President Operating Officer Chief Executive Officer	Vice Chairman Chief Industry Officer

◆	Kenta Kon	Operating Officer Chief Financial Officer Director and Chief Financial Officer of Woven by Toyota, Inc.	President Operating Officer Chief Executive Officer

	Hiroki Nakajima	Executive Vice President Operating Officer Chief Technology Officer	Executive Vice President Operating Officer Chief Technology Officer

◆	Yoichi Miyazaki	Executive Vice President Operating Officer	Executive Vice President Operating Officer Chief Financial Officer

	Takahiro Imura	Operating Officer Production Group (Chief Officer)	Operating Officer Production Group (Chief Officer)

	Tetsuo Ogawa	Operating Officer North America Region (Chief Executive Officer) Toyota Motor North America, Inc.	Operating Officer North America Region (Chief Executive Officer) Toyota Motor North America, Inc.

	Tatsuro Ueda	Operating Officer China Region (Chief Executive Officer) Toyota Motor (China) Investment Co., Ltd.	Operating Officer China Region (Chief Executive Officer) Toyota Motor (China) Investment Co., Ltd.

	Simon Humphries	Operating Officer Chief Branding Officer	Operating Officer Chief Branding Officer

*	Takefumi Shiga	Production Group (Deputy Chief Officer)	Operating Officer Chief Production Officer

Senior Professional/Senior Management Employees (Chief Officers, Presidents, Fellows etc.)

Name	Current	New

Yasuhiro Arima	Toyota Motor North America, Inc.	Japan Business Group (Deputy Chief Officer)

Masahiro Miyoshi	Japan Business Group (Deputy Chief Officer)	Seconded to TOYOTA FINANCE CORPORATION

2. Changes to members of the Board of Directors following the 122nd Ordinary General Shareholders’ Meeting

The members of the Board of Directors after the General Shareholders’ Meeting will be as follows. The six candidates for directors (Excluding Audit and Supervisory Committee Members) will be officially appointed after approval at the General Shareholders’ Meeting in June 2026. The four directors serving as Audit and Supervisory Committee Members serve a single two-year term, so they will not be submitted to this general meeting. Specific titles for board members and the assignment of legal representative status will be determined at the Board of Directors meeting following the General Shareholders’ Meeting. The resignation of the outgoing Board of Directors will become official following the closing of the General Shareholders’ Meeting.

Member Nominees of the Board of Directors

(Excluding Audit and Supervisory Committee Members)

   *Newly appointed

Name	New Title	Outside/ Independent Member

Akio Toyoda	Chairman of the Board of Directors (Representative Director)

*Kenta Kon *1	President, Member of the Board of Directors (Representative Director)

Hiroki Nakajima *1	Executive Vice President, Member of the Board of Directors (Representative Director)

Yoichi Miyazaki *1	Executive Vice President, Member of the Board of Directors (Representative Director)

Shigeaki Okamoto	Member of the Board of Directors	Outside/ Independent

Kumi Fujisawa	Member of the Board of Directors	Outside/ Independent

*1	Concurrent Operating Officer

Members of the Board of Directors serving as the Audit and Supervisory Committee Members

Name	New Title	Outside/ Independent Member

George Olcott	Member of the Board of Directors (Chairman of the Audit and Supervisory Committee Members)	Outside/ Independent

Christopher P. Reynolds	Member of the Board of Directors (Audit and Supervisory Committee Members)

Masahiko Oshima	Member of the Board of Directors (Audit and Supervisory Committee Members)	Outside/ Independent

Hiromi Osada	Member of the Board of Directors (Audit and Supervisory Committee Members (full-time))	Outside/ Independent

Outgoing Member of the Board of Directors

(Excluding Audit and Supervisory Committee Members)

Name	Current Title
Koji Sato	President, Member of the Board of Directors (Representative Director) Operating Officer Chief Executive Officer

New Member Nominees of the Board of Directors

(Excluding Audit and Supervisory Committee Members)

Name	Current Title
Kenta Kon	Operating Officer Chief Financial Officer Director and Chief Financial Officer of Woven by Toyota, Inc.

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